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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 1 1 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MMR INVESTMENT BANKERS, INC.

OFFICIAL USE ONLY
8-34906
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC Mail Processing Section
FEB 1 1 2008
Washington, DC
101

550 NORTH 159TH STREET EAST, SUITE 200
(No. and Street)

WICHITA (City) KS (State) 67230 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM G. MARTIN, JR. 316-733-5081
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RON E. BOYLE, CPA
(Name – *if individual, state last, first, middle name*)

550 NORTH 159TH STREET EAST, SUITE 210 (Address) WICHITA (City) KS (State) 67230 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 2 2 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM G. MARTIN, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MMR INVESTMENT BANKERS, INC., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LEA L. RANKIN
Notary Public - State of Kansas
My Appt. Expires 2-9-2011

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MMR INVESTMENT BANKERS, INC

Accountants' Report and Financial Statements

FORM X-17a-5
FOCUS REPORT

Years Ended December 31, 2007 and 2006

MMR INVESTMENT BANKERS, INC.

Ron E. Boyle, CPA
550 North 159th Street East
Suite 210
Wichita, Kansas 67230-7522
Telephone: (316) 733-6300
Fax: (316) 733-6303
Cell: (316) 648-2560
Email: ronboyle@rebcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
MMR Investment Bankers, Inc.

We have audited the accompanying balance sheet of MMR Investment Bankers, Inc. (a Subchapter S Corporation) as of December 31, 2007, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MMR Investment Bankers, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ron E. Boyle, CPA
Wichita, Kansas 67230
January 31, 2008

FINANCIAL STATEMENTS

MMR INVESTMENT BANKERS, INC.
Statement of Financial Condition
December 31, 2007 and 2006

ASSETS

	2007	2006
Current Assets:		
Cash and equivalents	$ 98,960	$ 32,860
Employee receivable	2,815	2,500
Accounts receivable-trade	32,862	26,425
Total current assets	134,637	61,785
Property & Equipment:		
Furniture and equipment	191,154	191,154
Less accumulated depreciation	(188,163)	(186,887)
Net property & equipment	2,991	4,267
Total Assets	$137,628	$ 66,052

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
Current Liabilities:		
Accounts payable	$ 2,669	$ 849
Payable to registered representatives	11,004	6,582
Accrued salaries	31,251	00
Sarsep payable	7,684	4,433
Payroll taxes payable	26,822	10,230
Total current liabilities-Not subordinated	79,430	22,094
Stockholders' equity:		
Common stock (150,000 shares authorized, $1 par, 115,000 shares issued and outstanding)	115,000	115,000
Retained earnings (deficit)	(56,802)	(71,042)
Total stockholders' equity	58,198	43,958
Total Liabilities and Stockholders' Equity	$137,628	$ 66,052

The accompanying notes are an integral part of these financial statements.

MMR INVESTMENT BANKERS, INC.
Statement of Income and Retained Earnings
For the Years Ended December 31, 2007 and 2006

	2007	2006
Income from Operations:		
Underwriting and Concessions	$320,421	$290,482
Consulting	328,045	201,700
Trustee fees	28,552	59,626
Miscellaneous fees and income	40,273	4,133
Total Income	717,291	564,941
Operating Expenses:		
Commissions	101,139	95,502
Salaries	398,008	281,874
Employee benefits	72,460	39,075
Travel, entertainment, education	30,987	28,599
Bank charges	213	10
Insurance and bonds	20,596	6,873
Office supplies, maintenance & repairs	4,561	12,495
Printing and publications	6,008	6,043
Postage and freight	171	2,596
Telephone	8,295	7,916
Accounting, auditing & legal	1,196	7,732
Data processing	1,559	1,338
Business registration, licenses & fees	11,056	11,452
Depreciation	1,276	1,707
Taxes	34,432	28,377
Lease and related expense	9,943	8,535
Membership and dues	00	200
Meetings and training	00	00
Utilities	00	00
Miscellaneous	1,348	2,440
Total Operating Expenses	703,248	542,764
Net Operating Income (Loss)	14,043	22,177
Interest income	197	188
Net Income (Loss)	14,240	22,365
Retained Earnings (deficit)		
Beginning of Year	(71,042)	(93,408)
Rounding	00	01
Retained Earnings (deficit)		
End of Year	$(56,802)	$ (71,042)
Income (Loss) per share	$ .12	$ .19

The accompanying notes are an integral part of these financial statements.

MMR INVESTMENT BANKERS, INC.
Statement of Cash Flows
For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash Flows from operating Activities:		
Cash received from clients	$710,538	$552,724
Interest income	197	188
Cash paid to employees, suppliers for services	(644,635)	(557,682)
Net cash provided (used) in operating Activities	66,100	(4,770)
Cash Flows from Investing Activities:		
Purchase of property & equipment	0	0
Net cash used by investing activities	0	0
Net Increase (Decrease) in Cash and Cash Equivalents	66,100	(4,770)
Cash and Cash Equivalents at Beginning of Year	32,860	37,630
Cash and Equivalents at End of Year	$ 98,960	$ 32,860

RECONCILIATION OF NET OPERATING INCOME
TO NET CASH FROM OPERATING ACTIVITIES

Net Income (Loss)	$ 14,240	$ 22,365
Adjustment to Reconcile Net Income to Net Cash Used by Operating Activities:		
Depreciation	1,276	1,707
Changes in assets and liabilities		
Decrease/(Increase) in accounts receivable	(6,753)	(12,217)
Increase/(Decrease) in accounts payable and accrued expenses	57,337	(16,625)
Total Adjustments	51,860	(27,135)
Net Increase (decrease) in Cash from Operating Activities	$ 66,100	$ (4,770)

The accompanying notes are an integral part of these financial statements.

MMR INVESTMENT BANKERS, INC.
Statement of Changes in Stockholders' Equity
For the Years Ended December 31, 2007 and 2006

	Common Stock	Retained Earnings	Total
Balance, December 31, 2005	$115,000	$ (93,408)	$ 21,592
Rounding	00	01	01
Net Loss, December 31, 2006	00	(22,365)	(22,365)
Balance, December 31, 2006	115,000	(71,042)	43,958
Net Income, December 31, 2007	00	14,240	14,240
Balance, December 31, 2007	$115,000	$ (56,802)	$ 59,198

The accompanying notes are an integral part of these financial statements.

(1) Organization and Nature of Business

MMR Investment Bankers, Inc. was chartered by the State of Kansas as a corporation on August 29, 1985. The purpose of the corporation is to carry on a general brokerage and financial business.

In accordance with regulations under the Securities Exchange Act of 1934 the Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). This is a self-regulating body formed by the industry to protect its members and the investing public.

(2) Summary of Significant Accounting Policies

a. Basis of Presentation

The financial statements include the accounts of the Company. The company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

b. Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the company are recorded on a trade-date basis. Customer's securities and commodities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

c. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

d. Statement of Cash Flows

For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

e. Allowance for Doubtful Accounts

The Company has not established an allowance for doubtful accounts. No receivable is booked until the bond purchaser has remitted the payment to the bond company. The Company's collection is assured at that point. Experience has shown no bad debts.

f. Property and Equipment

Property and equipment are carried at cost. Maintenance and repairs are charged to costs as incurred. Expenditures for major betterments are capitalized. Gain or loss on retirement of property is included in income.

Property, furniture and equipment are depreciated on a basis consistent with that used for income tax preparation. Specifically, assets are depreciated over 2 to 7 years on straight-line, accelerated cost recovery system, (ACRS) and modified ACRS (MACRS) as applicable.

	2007	2006
Furniture	$ 0	$ 0
Data processing equipment	88	88
Office equipment	1,188	1,619
Total	$1,276	$1,707

g. Compensated Absences

The company has a policy of two weeks paid vacation and sick leave per salaried employee per year as deemed reasonable. No amounts may be carried over to a subsequent year. No compensated absences have been accrued pursuant to this policy.

h. Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of the Company's taxable income.

i. Estimates

There are no significant estimates used in preparation of financial statements. Depreciation is the only estimate present.

(3) Liabilities Subordinated to Claims of General Creditors

There were no borrowings under subordination agreements at December 31, 2007.

The Company had no other debt at December 31, 2007.

(4) Capital Stock

A summary of the corporation's capital stock at December 31, 2007 is as follows:

Common stock -- $1.00 per value
Authorized -- 150,000 shares
Issued and outstanding -- 115,000 shares

(5) Lease Commitments

Operating lease for copying equipment. The lease term is five years beginning December 23, 2004. The lease agreement states that the lessee is allowed to cancel the agreement at any time for non-funding purposes or non-performance of machine and/or lessor. Lease payments are $375 a month for sixty months and there may be additional charges for color copies.

Future minimum rental payments are as follows:

Year	Amount
2008	4,500
2009	4,500

The building rent is a month to month charge.

(6) Defined Contribution Pension Plan

The Company has established a salary reduction Simplified Employee Pension (SARSEP). The SARSEP may be funded through elective deferral of employee salaries and discretionary employer contributions. The total amount of salary reductions during 2007 and 2006 were $63,103 and $50,520, respectively. The company made no employer contributions during 2007 and 2006.

(7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2007 the Company had net capital of $52,391 which was $47,096 in excess of its required net capital of $5,295. At December 31, 2006, the Company had net capital of $37,191 which was $32,191 in excess of its required net capital of $5,000.

(8) Financial Instruments

The Company maintains three bank accounts at the same financial institution. The balances are $21.32, $98,883.23 and $55.00. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2007, there was no credit risk. There is no petty cash balance.

(9) Earnings (loss) per Share

Earnings (loss) per share of common stock is computed by dividing net income (loss) by the number of common shares outstanding for the year.

(10) Risk

a. Cash--bank balances are below the amount covered by FDIC insurance and employees are bonded.

b. The company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(11) Adjustments to Focus Reports

Net income per focus report	$ 14,242
Rounding adjustment	(2)
Adjusted net income	$ 14,240

SUPPLEMENTARY INFORMATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden Hours per response.	12.00

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER
MMR INVESTMENT BANKERS, INC. [13]

SEC FILE NO.
8-34906 [14]

FIRM I.D. NO. [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)
550 NORTH 159TH STREET EAST
SUITE 200 [20]
(No. and Street)

WICHITA [21] KANSAS [22] 67230 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY)
01/01/07 [24]
AND ENDING (MM/DD/YY)
12/31/07 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM G. MARTIN, JR. [30]

(Area Code) — Telephone No.
(316) 733-5081 [31]

NAMES OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITIED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements, and schedules remain true, correct and complete as previously submitted.

Dated the 24th day of January, 2008

Manual signatures of:

1) W M G Martin Jr
Principal Executive Officer or Managing Partner

2) W M G Martin Jr
Principal Financial Officer or Partner

3) W M G Martin Jr
Principal Operations Officer or Partner

ATTENTION — Intentional misstatement or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ▼1 MMR INVESTMENT BANKERS, INC. | N | 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/07 | 99
SEC FILE NO. 8-34906 | 98
Consolidated | 198
Unconsolidated | 199

	Allowable		Non-Allowable		Total	
1. Cash	$ 98,960	200			$ 98,960	750
2. Receivables from brokers or dealers:						
A. Clearance account	▼3	295				
B. Other	32,863	300	$	550	32,863	810
3. Receivable from non-customers		355	2,815	600	▼7 2,815	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities	▼4	430				850
5. Securities and/or other investments not readily marketable:						
A. At cost ▼2 $ ____ 130						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	▼3	460		630		790 880
A. Exempted securities $ ____ 150						
B. Other securities $ ____ 160						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ____ 170						
B. Other securities $ ____ 180						
8. Memberships in exchanges:						
A. Owned, at market $ ____ 190						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value			▼6	660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	2,991	680	▼8 2,991	920
11. Other assets		535		735		930
12. TOTAL ASSETS	▼5 $ 131,823	540	$ 5,806	740	$ 137,629	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MMR INVESTMENT BANKERS, INC. as of 12/31/07

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.1. Allowable		Non-A.1. Non-Allowable		Total	
13. Bank loans payable	$	1045	$	1255	▼13	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other	▼10	1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	79,430	1205		1385	79,430	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211	▼12	1390	▼14	1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders ▼9 $ [970]						
2. includes equity subordination (15c3-1(d)) of . . . $ [980]						
B. Securities borrowings, at market value				1410		1720
from outsiders $ [990]						
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ [1000]						
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 79,430	1230	$	1450	$ 79,430	1760

Ownership Equity

21. Sole Proprietorship	▼15 $	1770
22. Partnership (limited partners) ▼11 ($ [1020])		1780
23. Corporation:		
A. Preferred stock		1791
B. Common stock	115,000	1792
C. Additional paid-in capital		1793
D. Retained earnings	(56,803)	1794
E. Total	58,197	1795
F. Less capital stock in treasury	( )	1796
24. TOTAL OWNERSHIP EQUITY	$ 58,197	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 137,627	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MMR INVESTMENT BANKERS, INC. as of 12/31/07

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition				$	58,197	3480
2. Deduct ownership equity not allowable for Net Capital				▼19	( )	3490
3. Total ownership equity qualified for Net Capital					58,197	3500
4. Add:						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital						3520
B. Other (deductions) or allowable credits (List)						3525
5. Total capital and allowable subordinated liabilities				$	58,197	3530
6. Deductions and/or charges:						
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	▼17	$ 5,806	3540			
B. Secured demand note delinquency			3590			
C. Commodity futures contracts and spot commodities – proprietary capital charges			3600			
D. Other deductions and/or charges			3610		(5,806)	3620
7. Other additions and/or allowable credits (List)						3630
8. Net capital before haircuts on securities positions				▼20 $	52,391	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):						
A. Contractual securities commitments		$	3660			
B. Subordinated securities borrowings			3670			
C. Trading and investment securities:						
1. Exempted securities	▼18		3735			
2. Debt securities			3733			
3. Options			3730			
4. Other securities			3734			
D. Undue Concentration			3650			
E. Other (List)			3736		( )	3740
10. Net Capital				$	52,391	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MMR INVESTMENT BANKERS, INC. as of 12/31/07

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

PART A

11. Minimum net capital required (6⅔% of line 19)	$	5,295	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,295	3760
14. Excess net capital (line 10 less 13)	$	47,096	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	▼22 $	44,448	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	79,430	3790
17. Add:						
A. Drafts for immediate credit	▼21$		3800			
B. Market value of securities borrowed for which no equivilent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	79,430	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	152	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	▼23 $		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MMR INVESTMENT BANKERS, INC.

For the period (MMDDYY) from *24 01/01/07 [3932] to 12/31/07 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3937
b. Commissions on listed option transactions	*25		3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3941
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			
4. Profits or (losses) from underwriting and selling groups	*26	340,422	3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		328,045	3975
8. Other revenue		69,022	3995
9. Total revenue	$	717,489	4030
EXPENSES			
10. Salaries and other employment costs for general partners, and voting stockholder officers		166,277	4120
11. Other employee compensation and benefits		428,598	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements [4070]			
14. Regulatory fees and expenses		10,756	4195
15. Other expenses		97,616	4100
16. Total expenses	$	703,247	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	14,242	4210
18. Provision for Federal income taxes (for parent only)	*28		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of *39 [4338]			
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	14,242	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$		4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   MMR INVESTMENT BANKERS, INC.

For the period (MMDDYY) from 01/01/07   to 12/31/07

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balances, beginning of period			$ 43,958	4240
A. Net income (loss)			14,242	4250
B. Additions (Includes non-conforming capital of	*29$	4262		4260
C. Deductions (Includes non-conforming capital of ....ROUNDING	$ 3	4272	(3)	4270
2. Balance, end of period (from item 1800)			$ 58,197	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	*30$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MMR INVESTMENT BANKERS, INC. as of 12/31/07

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name of clearing firm *30 ______ [4335] [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposal Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
*31	4600	4601	4602	4603	4604	4605
*32	4610	4611	4612	4613	4614	4615
*33	4620	4621	4622	4623	4624	4625
*34	4630	4631	4632	4633	4634	4635
*35	4640	4641	4642	4643	4644	4645

Total $ *36 ______ [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)
RON E. BOYLE, CPA [70]

ADDRESS
550 NORTH 159TH STREET EAST
SUITE 210

Number and Street	City	State	Zip Code
550 NORTH 159TH STREET EAST SUITE 210 [71]	WICHITA [72]	KANSAS [73]	67230 [74]

CHECK ONE

- ☒ Certified Public Accountant [75]
- ☐ Public Accountant [76]
- ☐ Accountant not resident in United States 77 or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
50	51	52	53

Computation for Determination of Reserve
Requirements in accordance with Rule 15~3-3

and

Reconciliation of Computation of Reserve
Requirements pursuant to Rule 17a5(d) (4)

and

Information Relating to the Possession or
Control Requirements under Rule 15c3-3

Under the Securities Exchange Act of 1934

December 31, 2007 and 2006

Under Rule 15c3-3(k) (2) (B) MMR Investment Bankers, Inc. is exempt from a computation for determination of Reserve Requirements as required under 15c3-3 the respective Reconciliation of Computation for determination of Reserve Requirements as required under Rule 17a-id) (4) and information related to the possession or control required under Rule 15~3-3.

MMR INVESTMENT BANKERS, INC.

Computation of Aggregate indebtedness and net capital in accordance with Rule 15c3-1 under the Securities Exchange Act of 1934.

December 31, 2007

Aggregate indebtedness	
Accrued expense	$ 79,430
Total aggregate indebtedness	$ 79,430
Net capital:	
Credit items:	
Total ownership equity	$ 58,197
Total credit items	$ 58,197
Total deductions and charges	$ 5,806
Net Capital	$ 52,391
Capital requirements:	
Required capital	$ 5,295
Net capital in excess of requirements	$ 47,096
Net capital	$ 52,391
Ratio of aggregate indebtedness to net capital	1.52 to 1

There were no liabilities subordinated to claims of general creditors.

MMR INVESTMENT BANKERS, INC.

Reconciliation o f Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

December 31, 2007

Computation of Net Capital:

Net capital as reported on l/a-5(a) (Focus Report) as of December 31, 2007	$ 52,391

There were no liabilities subordinated to claims of general creditors.

Ron E. Boyle, CPA
550 North 159th Street East
Suite 210
Wichita, Kansas 67230-7522
Telephone: (316) 733-6300
Fax: (316) 733-6303
Cell: (316) 648-2560
Email: ronboyle@rebcpa.com

ACCOUNTANT'S REPORT OF MATERIAL INADEQUACIES

Our examination of the basic financial statements presented in the preceding section of this report was made in accordance with Rule 17a-5 (j). In our opinion, no material inadequacies were found to exist in the accounting system and procedures or the system for handling and safeguarding customers' securities during the years ended December 31, 2007 and 2006.

Ron E. Boyle, CPA
January 31, 2008

Ron E. Boyle, CPA
550 North 159th Street East
Suite 210
Wichita, Kansas 67230-7522
Telephone: (316) 733-6300
Fax: (316) 733-6303
Cell: (316) 648-2560
Email: ronboyle@rebcpa.com

Accountant's Report on Internal Control

Board of Directors
MMR Investment Bankers, Inc

In planning and performing our audit of the financial statements and supplemental schedules of MMR Investment Bankers, Inc., (the Company) for the year ended December 31, 2007, we considered its internal control structure, including procedure for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure. Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which" the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or' irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. (NASD), and other regulatory agencies that rely on rule 17a-S(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Ron E. Boyle, CPA
January 31, 2008

END